HITECHLAW GROUP LLC

1050 Winter Street, Suite 1000
Waltham, MA 02541
781-839-7215
978-964-0125 (Fax)

September 10, 2008

VIA EDGAR AND FACSIMILE 202-772-9210
Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Washington, D. C. 20549-4561

Re:	LocatePLUS Holdings Corporation
Soliciting Materials filed pursuant to Rule 14a-12
Filed August 11, 2008 by ACE Investment Group

Preliminary Proxy Statement on Schedule 14A
Filed August 15, 2008 by ACE Investment Group, et al.
File No. 000-49957

Dear Mr. Jacobson:

      Albanian Capital Enterprises Inc. ("ACE") and certain of its affiliates (collectively "ACE Shareholder Group") has today filed with the Securities and Exchange Commission (the "Commission"), pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulation 14A thereunder, an Amendment No. 3 (the "Amendment") to their Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy Statement") originally filed with the Commission on August 11, 2008,and re-filed on August 15, 2008, relating to the solicitation of proxies with respect to the securities of LocatePLUS Holdings Corporation, a Delaware corporation ("LocatePLUS" or the "Company").

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 2

      On behalf of ACE Shareholder Group, I am are writing to respond to the comments raised in your letters to Thomas Murphy, President of ACE, Inc. on behalf of the staff of Division of Corporation Finance of the Commission (the "Staff") dated September 9, 2008. The responses below correspond to the captions and numbers of those comments in your letter. For your convenience, we are sending you via facsimile and overnight mail copies of the Amendment (both unmarked and marked to show changes) and this response letter. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Proxy Statement. I would be happy to discuss any of our responses with member of the Staff if you have any questions.

      As a general response, I have responded to each comment by making what I believe to be a responsive and appropriate revision to reflect the Commission's comments wherever possible. In some cases, I have re-written certain sections to bring them into compliance with the applicable rules.

The following is a point by point response to the Commission's letter of September 10, 2008 as to how the Preliminary Proxy Statement was modified to comply with your comments.

General

1.	The ACE Shareholder Group has now been finalized and will file a Schedule 13D with the Definite Proxy Statement tomorrow.

2.	I have confirmed through the Company's proxy solicitation agent that ACE was a holder of Record as of August 11, 2008 and have made the appropriate disclosure to that effect.

3.

The Definitive Proxy Statement will be filed tomorrow. The Board of LocatePLUS is meeting tomorrow to determine whether to postpone the Annual Meeting for 30 days or to agree to the ACE Shareholder Group's slate of Nominees as recommended by ISS.

4.	There is no difference in the amount of shares owned by ACE Shareholder Group. The participants have not acquired any additional shares since the Record Date of August 11, 2008.

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 3

Proposal 1-Election of Directors, page 3

5.	The Proxy Statement has been revised to add the language that the Company, specifically, has failed to pursue an acquisition with Lexis-Nexis which is one potential strategic alternative.

6.

The disclosure in the Proxy Statement regarding "change in control" has been clarified so it is clear that we were referring to a "change in control" transaction. Additional language has been added to make clear that if all of the ACE Nominees are elected to the Board of Directors, the ACE Nominees would constitute a voting majority of the Board which, assuming the ACE Nominees voted in a block, would give the ACE Nominees a large degree of control over corporate matters not requiring shareholder approval.

7.

Mr. Russo has been substituted as a nominee for the Board of Directors and added as a participant since Mr. Green was unwilling to file an amendment to his existing Schedule 13D previously filed on May 29, 2008 to update, among other disclosures, Item 4 in specific. The notice delivered to the Company on August11, 2008 expressly provided that the ACE Shareholder Group could nominate substitute candidates in the event that the initial candidate was unwilling or unable to serve. Mr. Green's refusal to update his Schedule 13D in the view of the ACE Shareholder Group made Mr. green unable to serve as a director.

Proposal 2 - Vote Against Increasing the Number of Authorized Shares, page 7

8.

The disclosure has been modified to expressly state that in the event that the increase in the authorization of shares does not occur that YA Global has the right (as it does today) to foreclose on its security interest in the Company's assets. With regard to business flexibility, it is the ACE Shareholder Group's position that the Company's use of such terminology is overly vague and that in the absence of specifics it is not clear what hard will occur. We also go on to say that when and if elected, the ACE Nominees will support an increase in the authorization of shares provided that there is a level of transparency to the shareholders on the proposed use of the shares going forward.

9.

The disclosure has been revised to indicate that it is not clear that the Company has an affirmative obligation to increase the number of authorized shares in order to cure the default and if such an agreement exists, it has not been disclosed by the Company. The Company has several alternatives available to it to cure the default, including repaying the principal and interest due on the Convertible Note or registering sufficient shares to allow for the public sale of the stock underlying the Note and the Warrants purchased by YA Global on a national exchange.

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 4

10.

The term "technical" was used by the Company in its Proxy Statement to describe the nature of the default declared by YA Global. It is clear that YA Global has issued a letter accelerating the Company's obligations to YA Global and that an actual default has occurred and is continuing.

Voting Procedures, page 8

11.	The section has been revised to clearly state the vote required with regard to Proposal 2.

Solicitation of Proxies

12.	The proxy statement has been revised to make clear that all of the participants will be participating in the solicitation of proxies.

In submitting this letter, the Amendment No.3 to the Preliminary Proxy Statement and the Form of Proxy, the ACE Shareholder Group ("filing persons") acknowledge the following representations:

• The filing persons constituting the ACE Entities Group are responsible for the adequacy and accuracy of the disclosure in the filing;

• All staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The filing persons may not assert as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

I can best be reached on 617-549-6060 with regard to this letter. My facsimile number is 978-964-0125. Thank you for your time and attention.

Very truly yours,

Henry E. Knoblock, III

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 5

EXHIBIT A

DRAFT-SUBJECT TO SEC REVIEW AND COMMENT

VIA EMAIL AND FACSIMILE (978)524-8767

September 11, 2008

James Fields, Chairman
The Board of Directors
LocatePLUS, Inc.
100 Cummings Center
Suite 235M
Beverly, Massachusetts 01915

Dear Mr. Fields:

      We want to inform you that a group of shareholders today filed a Definitive Proxy Statement with the Securities and Exchange Commission ("SEC") in connection with its nomination of five candidates for election to the Board of Directors of LocatePLUS at the upcoming Annual Meeting on September 15, 2008. This Definitive Proxy has been revised from the Proxy Statement previously delivered by hand to you on August 11, 2008 to reflect comments made by the SEC . ACE is proposing that its five nominees be elected to the Board instead of the five nominees proposed by the current Board. We believe that our nominees are highly qualified, will bring much-needed additional corporate governance and operational expertise to the Board, and are committed to acting in the best interests of all shareholders. Together with the other members of the current Board, we believe we can forge a better future for our company more quickly.

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 6

      Although our recent conversations have given me hope that with your leadership that long awaited change will occur, the ACE Shareholder Group believes that with its nominees, if elected, will create a new consensus to allow the rate of change to accelerate. Change is clearly needed. In March of 2004 the aggregate market value of common equity was approximately $70 million. Four years later the aggregate market value is barely $650,000.

      We solicit the proxy of our fellow shareholders to give all of the shareholders a greater voice in addressing the current Yorkville debt default and a variety of possible solutions to this problem facing our Company. We look forward to working with you to resolve this and other problems which face our Company.

      The ACE Shareholder Group does not take lightly an election contest for directors of a public company. We firmly believe that our nominees will be better able to represent all shareholder interests by ensuring the Board carefully reviews all alternatives to enhance value.

Kind Regards,

Thomas Murphy
President
ACE, Inc.
15275 Collier Blvd.
Ste. #201/225
Naples, FL 34119
(866) 596-7905

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